UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stuart, Jr., Robert T.
   9330 Hollow Way Road
   Dallas, TX  75220
2. Issuer Name and Ticker or Trading Symbol
   Florida Progress Corporation
   FPC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |09/07/|S   | |137               |(D)|$52.04     |                   |      |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/30/|A   |V|124               |(A)|$52.75     |1,354,523          |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |23,197             |I     |RT Stuart III Trust        |
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                           |      |    | |                  |   |           |23,197             |I     |TCS Forst Trust            |
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                           |      |    | |                  |   |           |23,197             |I     |LCS Fincher Trust          |
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                           |      |    | |                  |   |           |23,197             |I     |LRS Scanzo Trust           |
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                           |      |    | |                  |   |           |10,885             |I     |ME Stuart Trust            |
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                           |      |    | |                  |   |           |23,400             |I     |TM Stuart Trust            |
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                           |      |    | |                  |   |           |23,400             |I     |LM Stuart Trust            |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Phantom Stock Units   |$51.875 |08/17|A   |V|600        |A  |(1)  |(1)  |Common Stock|600    |$0     |2,800       |D  |            |
                      |        |/00  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The phantom stock units were issued under the Phantom Stock Plan for the Benefit of Non-Employee Directors
of Florida Progress Corporation and are to be settled in cash including dividend equivalents upon the reporting person's
retirement.
SIGNATURE OF REPORTING PERSON
/s/Robert T. Stuart, Jr. by Kathleen M. Haley purs. to POA
DATE
10/10/2000